BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that it was published, on this date, the decision that removed 12 BRF’s Brazilian-based industrial facilities from the list that permits imports of animal origin products by the European Union’s countries. The measure will enter into effect as of May 16, 2018, and its release by the Brazilian sanitary authorities is still pending.

As practical measure, the Company will conclude the ongoing studies and evaluations regarding its production planning, in order to pursue the best alternatives to rebalance its products supply, vis-à-vis the current demand scenario.

It must be noted that such measure only affects the Company´s facilities located in Brazil and that are licensed to export to the European Union, not impacting the supply of other markets, or even the supply from other BRF’s facilities located abroad that export to the European market.

The Company will promptly inform its shareholders and the market in general regarding any new information related to the current announcement.

Sao Paulo, May 14, 2018.

Lorival Nogueira Luz Jr.

Global Chief Executive Officer,

Chief Financial and Investor Relations Officer